Filed Pursuant to Rule 433
Registration Statement No. 333-184426-01

South Carolina Electric & Gas Company

FINAL TERM SHEET

Dated:     June 10, 2013

Issuer:    South Carolina Electric & Gas Company

Name of Securities:	First Mortgage Bonds, 4.60% Series due June 15, 2043

Size:	$400,000,000

Expected Ratings:
Moody’s: A3 (stable outlook); S&P: A (negative outlook); Fitch: A (stable outlook). A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Trade Date:	June 10, 2013

Settlement Date:	June 14, 2013 (T+4)

Maturity:	June 15, 2043

Coupon (Interest Rate):	4.60%

Benchmark Treasury:	3.125% due February 15, 2043

Benchmark Treasury Yield:	3.351%

Re-Offer Spread:	+128 basis points (1.28%)

Re-Offer Yield:	4.631%

Interest Payment Dates:	June 15 and December 15, commencing December 15, 2013

Make-Whole Redemption Provision:	Prior to December 15, 2042, make-whole call at Adjusted Treasury Rate +20 basis points

Par Redemption Provision:	December 15, 2042

Underwriting Discount:	0.875%

Net Proceeds to Issuer (before expenses):	$394,500,000, plus accrued interest from, and including, June 14, 2013

Price to Public:	99.500%, plus accrued interest from, and including, June 14, 2013

Denominations:	$1,000 x $1,000

CUSIP:	837004 CG3

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. LLC, UBS Securities LLC, Mizuho Securities USA Inc. and TD Securities (USA) LLC

Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC, Mitsubishi UFJ Securities (USA), Inc. and Synovus Securities, Inc.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:
Merrill Lynch, Pierce, Fenner & Smith
Incorporated –        1-800-294-1322 (toll free)

Morgan Stanley & Co. LLC –         1-866-718-1649 (toll free)
UBS Securities LLC –            1-877-827-6444, ext. 5613884 (toll free)
Mizuho Securities USA Inc. –        1-866-271-7403 (toll free)

TD Securities (USA) LLC –        1-855-495-9846 (toll free)
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